Mail Stop 7010

      September 26, 2005


Mr. Salvatore J. Guccione
Senior Vice President and Chief Financial Officer
ISP Chemco Inc.
300 Delaware Avenue, Suite 303
Wilmington, Delaware 19801

	RE:	Form 10-K for the year ended December 31, 2004
		File No. 333-75574

Dear Mr. Guccione:

      We have reviewed these filings and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Note 7.  Income Taxes, page F-37

1. With a view towards enhanced disclosures, please provide us with additional information regarding the G-I Holdings tax matter.
Specifically:
* Describe in better detail the nature and terms of the cost-sharing arrangements with the other parties;
* Explain to us the alleged basis for the IRS proof of claim;
* Describe in reasonable detail the uncertainties, both factual and legal that could impact on whether the proof of claim is sustained;
* Describe G-I Holdings basis for their belief that they will prevail;
* Tell us whether you have accrued any amounts related to this contingency;
* Tell us whether it is reasonably possible that a loss could be incurred and if so the range of such loss, or an a explanation as to why such amount cannot be estimated.

Note 8.  Sale of Accounts Receivable

2. Please address the following regarding your sales of accounts receivable:
* Tell us how you applied the criteria of paragraph 9 of SFAS 140 in accounting for these transactions;
* Given that you continue to service, administer, and collect the trade receivables, tell us the amount of any associated servicing assets or liabilities and where they are recorded pursuant to paragraphs 10 and 13 of SFAS 140;
* You state that the excess of accounts receivable sold over the net proceeds is included in accounts receivable, other. Tell us more about the nature of this amount and how you determined it is appropriate to include this amount in accounts receivable, rather than derecognize the asset and record the impact of the transaction, including any gain or loss, and;
* Provide all of the disclosures required by paragraph 17, as applicable.

Note 21.  Commitments and Contingencies, page F-72

Asbestos Litigation Against G-1 Holdings

3. Please provide us with a reasonably detailed analysis providing the specific facts and circumstances that lead you to believe that you should have no legal responsibility for damages in connection with the Asbestos Claims. In addition, provide us with the following:
* Whether you have been named in any asbestos-related claim;
* Whether you have been named in any asbestos-related fraudulent conveyance type claim;
* If so, please provide the details of the claim(s);
* Tell us whether it is reasonably possible that asbestos claims could have an adverse impact on ISP;
* Tell us whether you have accrued any amounts related to asbestos claims;
* Describe in reasonable detail the uncertainties, both factual and legal that could impact on whether ISP may be considered liable for any asbestos-related claims;






Environmental Litigation

4. Please tell us more about this contingency. Specifically:
* The nature and terms of possible cost-sharing arrangements with other potentially responsible parties;
* The time frame over which the accrued or presently unrecognized amounts may be paid out; and;
* Uncertainties regarding the legal sufficiency of insurance claims or solvency of insurance carriers. Please specifically discuss whether any recoveries are being contested and discuss the reasons for concluding the amounts are probable of recovery.
* Whether it is reasonably possible that additional material losses could be incurred based on changes in estimate of the underlying liability and/or the sufficiency of third party reimbursement.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3689.

							Sincerely,




      John Hartz
							Senior Assistant Chief
Accountant
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Mr. Salvatore J. Guccione
September 26, 2005
Page 1 of 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE